SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO

COMMISSION FILE NUMBER 1-12387

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

The Tenneco Employee Stock

Ownership Plan for Salaried Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tenneco Inc.

500 North Field Drive

Lake Forest, IL 60045

The Tenneco Employee Stock Ownership Plan for Salaried Employees

Financial Statements as of December 31, 2011 and 2010, and for the Year Ended December 31, 2011, and Supplemental Schedule as of December 31, 2011, and Independent Auditor’s Report

The Tenneco Employee Stock Ownership Plan for Salaried Employees

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

To the Tenneco Benefits Committee:

We have audited the accompanying statements of net assets available for benefits of the Tenneco Employee Stock Ownership Plan for Salaried Employees (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois

June 28, 2012

The Tenneco Employee Stock Ownership Plan for Salaried Employees

Statements of Net Assets Available for Benefits

as of December 31, 2011 and 2010

	2011	2010
ASSETS:

Investments at fair value:
Registered investment companies	$276,060,199	$0
Common stocks	83,353,448	0
Collective trusts	78,396,388	0
Plan’s interest in Tenneco Defined Contribution Plans Master Trust	0	302,118,567

Total investments	$437,810,035	$302,118,567

Receivables:
Participant contributions	401,935	371,871
Employer contributions	397,797	381,512
Notes receivable from participants	12,161,371	4,082,327
Other	6,428	0

Total receivables	12,967,531	4,835,710

Total assets	450,777,566	306,954,277

NET ASSETS AVAILABLE AT FAIR VALUE	450,777,566	306,954,277

Adjustments from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(1,789,701)	(714,031)

NET ASSETS AVAILABLE FOR BENEFITS	$448,987,865	$306,240,246

The accompanying notes are an integral part of these statements.

The Tenneco Employee Stock Ownership Plan for Salaried Employees

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2011

ADDITIONS:
Contributions:
Participant contributions	$10,473,919
Employer contributions	9,728,673
Rollovers	244,899

Total contributions	20,447,491

Interest income from notes receivable from participants	127,553
Transfers into Plan (Note B)	150,909

Total additions	20,725,953

DEDUCTIONS:
Net Investment loss (Plan’s interest in Tenneco Defined Contribution Plans Master Trust)	(21,073,535)
Benefits paid to participants	(24,343,946)
Administrative expenses	(455,731)
Transfers out of Plan (Note B)	(112,560)
Other	(914,387)

Total deductions	(46,900,159)

DECREASE IN NET ASSETS PRIOR TO PLAN MERGER	(26,174,206)

Transfers in due to plan merger (Note A)	168,921,825

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	306,240,246

End of year	$448,987,865

The accompanying notes are an integral part of this statement.

The Tenneco Employee Stock Ownership Plan for Salaried Employees

Notes to Financial Statements

as of December 31, 2011 and 2010, and for the Year Ended December 31, 2011

A.	Description of the Plan

The following is a description of The Tenneco Employee Stock Ownership Plan for Salaried Employees (the “Plan”). Participants should refer to the Plan document for more complete information.

General – The Plan is a defined contribution plan covering substantially all U.S. salaried employees of Tenneco Automotive Operating Company Inc. (the “Company”) and certain of its affiliates. The Company controls and manages the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Merger – Effective December 31, 2011 the Tenneco Employee Stock Ownership Plan for Hourly Employees was merged into the Plan. Investments of $160,687,887 and receivables of $8,233,938 were transferred from the Tenneco Employee Stock Ownership Plan for Hourly Employees to the Plan.

Master Trust – The Plan assets were held by Mellon Bank, N.A., as Trustee, in the Tenneco Defined Contribution Plans Master Trust (the “Master Trust”). As a consequence of the plan merger noted above, the Master Trust ceased to exist effective December 31, 2011.

Eligibility – Employees are eligible to participate in the Plan the first day of the month following the Company’s receipt of an application for enrollment or after two complete calendar months of employment provided the employee has not waived automatic enrollment.

Contributions – An employee is automatically enrolled in the Plan upon completion of the eligibility requirements at a pretax contribution rate of 4% of pretax annual compensation, as defined in the Plan document, subject to certain Internal Revenue Code (“IRC”) limitations, unless the employee elects to waive automatic enrollment prior to the effective date. Participants can elect to increase the pretax deferral rate, subject to certain IRC limitations, from 4% up to 75%, in any whole percentage, at any time.

The Company’s matching contribution is 50% of the participant’s contributions, not to exceed a match level of 4% of the participant’s base compensation. For participants hired on or after April 1, 2005, there is an additional 2% nonelective employer contribution after one year of service. Additional amounts may be contributed at the discretion of the Company. No such additional discretionary contributions were made for the years ended December 31, 2011 and 2010. Participants may also roll over amounts from other qualified plans.

Effective January 1, 2007, the Plan was amended to provide supplemental annual Company contributions (“CRC”) based upon a participant’s age in accordance with an age-graded schedule for those employees who ceased to accrue benefits under the Company’s defined benefit plans.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments – Participants direct the investment of their contributions and the Company’s contributions into various investment options offered by the Plan. The Plan currently offers participants the option to invest their contributions in the following types of funds: stable value (1 offered), Tenneco Inc. common stock (1 offered), and mutual funds (23 offered).

Vesting – Participants are vested immediately in pretax and matching contributions plus actual earnings thereon. The Company’s 2% nonelective employer contribution and supplemental annual Company contributions cliff vest 3 years after an employee’s date of hire; all other matching contributions vest immediately.

Notes Receivable from Participants – Active participants and certain other individuals may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000, less their highest outstanding loan balance in the previous 12 months or 50% of their account balance, whichever is less, as long as the participants or individuals have no outstanding loans. Each participant may only have one loan outstanding at any time, with a term not to exceed 54 months. The loans are secured by the balance in the participant’s account and bear interest at rates equal to the prime rate as reported in The Wall Street Journal at the time the loan is made; current outstanding loans are maturing between 2012 to 2015 at interest rates of 3.20% to 10.00%. Principal and interest are paid ratably through payroll deductions.

Termination of Participation – Upon termination of service due to death, disability, retirement, or termination of employment, a participant is permitted to elect either to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account, or to maintain the account, if the participant’s vested interest in the account was more the $1,000. If the participant’s account is less than $1,000, the participant is required to receive a lump-sum amount or roll over the amount to another qualified plan or IRA.

Forfeitures – At December 31, 2011 and 2010, forfeited nonvested accounts totaled $21,346 and $40,848, respectively. These forfeitures are used to reduce future employer contributions. For the year ended December 31, 2011, employer contributions were reduced by $33,774 from forfeited nonvested accounts. If a participant terminates and is rehired within five years, any forfeited balance will be reinstated.

Plan Name Change – Effective January 1, 2012, the Plan’s name changed to the Tenneco 401(k) Retirement Savings Plan from the Tenneco Employee Stock Ownership Plan for Salaried Employees.

B.	Summary of Significant Accounting Policies

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the Mellon Stable Value Fund. The Statements of Net Assets Available for benefits present the fair value of the Mellon Stable Value Fund as well as the adjustment relating to the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments, including common stock, mutual funds, and collective trusts funds. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition – The Plan’s investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to determine the fair value of the Plan’s investments, when available.

See Note D for discussion of fair value measurements.

Management fees and operating expenses charged to the Plan for investments in registered investment companies are deducted from income earned on a daily basis and are not separately reflected. Consequently, these management fees and operating expenses are reflected as a reduction of net appreciation (depreciation) in the fair market value of investments for such investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon terms of the Plan document.

New Accounting Pronouncements – In January 2010, the FASB issued guidance that clarifies existing disclosures and requires new disclosures about fair value measurements. The clarifications and the requirement to disclose the amounts and reasons for significant transfers between Level 1 and Level 2 and significant transfers into and out of Level 3 of the fair value hierarchy are effective for periods beginning after December 15, 2009. The new requirement that purchases, sales, issuances, and settlements be presented gross in the Level 3 reconciliation is effective for fiscal years beginning after December 15, 2010 and for interim periods within those years, with early adoption permitted. Since this new guidance only amends the disclosure requirements, it will not have any impact on the Plan’s statement of net assets or statement of changes in net assets.

In May 2011, the FASB issued guidance clarifying how to measure and disclose fair value. This guidance amends the application of existing fair value measurement requirements, while other amendments change a particular principle in existing fair value measurement guidance. In addition, this guidance requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of the amended guidance will have on the Plan’s financial statements.

Net Appreciation/(Depreciation) in Fair Value of Investments – Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as investment income.

Administrative Expenses – Administrative expenses of the Plan are paid by the Plan as provided by the Plan document. The Master Trust is authorized to charge and collect from the fund expenses incurred, unless such expenses are paid directly by the Company.

Payment of Benefits – Benefit payments to participants are recorded when paid.

Transfers – The Company also sponsors an employee stock ownership plan for hourly employees. If employees change their hourly or salaried status during the year, their account balances are transferred into the corresponding plan. Following the plan merger (Note A), account balance transfers will not be necessary after December 31, 2011.

C. Investments

Assets were held in a master trust as of December 31, 2010. As explained in Note A, the plan merger on December 31, 2011 eliminated the Master Trust and assets were transferred to the Plan.

The following individual investments represent 5% or more of the Plan’s net assets at December 31, 2011:

2011
American Funds AMCAP Fund	29,743,941
American Funds Europacific Growth Fund	46,726,505
Mellon Stable Value Fund	78,396,388
Tenneco Common Stock	83,353,448
Vanguard Institutional Index Fund Institutional Shares Fund	69,310,868
Vanguard Total Bond Market Index Fund	49,566,507

D.	Fair Value Measurements

The Financial Accounting Standards Board (“FASB”) issued guidance which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 inputs must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used to determine fair value level need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used to measure assets at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Common stock – Valued at the closing price reported on the active market on which the individual securities are traded.

Registered investment companies – Valued at the net asset value of shares held by the Plan at year-end.

Collective trusts – Valued at its net asset value of the Plan’s interest in the collective trust based on information reported by the investment advisor using audited financial statements of the collective trust at year-end. The Mellon Stable Value Fund, a collective trust, is a stable value fund that may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value on a daily basis. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust for up to twelve months in order to ensure that securities liquidations will be carried out in an orderly manner. There were no unfunded commitments or restrictions and investments may be redeemed daily.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments as of December 31, 2011. The Plan’s assets were in the Master Trust as of December 31, 2010.

	Plan Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Registered investment companies
Balanced funds	$63,396,149	$—	$—	$63,396,149
Growth funds	38,554,936	—	—	38,554,936
Index funds	71,683,177	—	—	71,683,177
Value funds	26,045,672	—	—	26,045,672
Fixed income funds	55,229,031	—	—	55,229,031
Target date funds	18,218,892	—	—	18,218,892
Real estate funds	2,932,342	—	—	2,932,342

Total registered investment companies	276,060,199	—	—	276,060,199
Common stocks – U.S.	83,353,448	—	—	83,353,448
Collective trusts – Fixed Funds	—	—	78,396,388	78,396,388

Total assets at fair value	$359,413,647	$0	$78,396,388	$437,810,035

	Master Trust Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Registered investment companies
Balanced funds	$78,006,639	$—	$—	$78,006,639
Growth funds	43,622,813	—	—	43,622,813
Index funds	70,359,526	—	—	70,359,526
Value funds	25,792,749	—	—	25,792,749
Fixed income funds	54,244,258	—	—	54,244,258
Target date funds	18,135,616	—	—	18,135,616
Real estate funds	3,105,799	—	—	3,105,799

Total registered investment companies	293,267,400	—	—	293,267,400
Common stocks – U.S.	104,561,736	—	—	104,561,736
Collective trusts – Fixed Funds	—	—	80,756,960	80,756,960

Total assets at fair value	$397,829,136	$0	$80,756,960	$478,586,096

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Level 3 assets for the year ended December 31, 2011:

Collective Trusts

Balance, beginning of year, held in the Master Trust	$80,756,960
Unrealized gains / (losses) relating to instruments still held at reporting date	308,258
Purchases	(175,054,929)
Sales	172,386,099

Balance, end of year	$78,396,388

There were no significant transfers between Level 1 and Level 2 investments during the year ended December 31, 2011.

E.	Exempt Party-in-Interest Transactions

At December 31, 2011 and 2010, the Plan/Master Trust held shares of the Mellon Stable Value Fund which is managed by Mellon Bank, N.A and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on this investment.

At December 31, 2011 and 2010, the Plan/Master Trust held 2,747,805 and 2,502,986, respectively, shares of common stock of Tenneco Inc. the sponsoring employer, with a cost basis of $88,980,179 and $52,422,164, respectively.

F.	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of a Plan termination, participants would become 100% vested in employer contributions. Any assets which are not allocated to the accounts of participants upon the complete termination of the Plan, or complete discontinuance of contributions, will be allocated among all of the participant accounts pro rata on the basis of their respective balances.

G.	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter, dated April 30, 2002, that the Plan was designed in accordance with applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in all material respects in compliance with the applicable requirements of the IRC and the Plan and related Trust continue to be tax-exempt. Further, a request was submitted on behalf of the Plan during 2010 for a new determination letter filing, with no response to this submission being received to date. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; there is currently an audit for the 2010 Plan Year in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

In 2011, it was discovered that certain rehired employees were credited with CRC in excess of the Plan’s provisions. The issue and the amounts involved have been disclosed to the IRS and are considered by the Company to be immaterial to the Plan. As such, the Company believes there is no impact on the Plan’s tax-qualified status.

H.	Interest in Master Trust

The Plan’s investment assets were held in a trust account at the Trustee and consisted of an undivided interest in an investment account of the Master Trust. As explained in Note A, the plan merger on December 31, 2011 eliminated the Master Trust and assets were transferred to the Plan. Use of the Master Trust permits the commingling of trust assets for investment and administrative purposes. Although assets of both the Tenneco Employee Stock Ownership Plans for Hourly and Salaried Employees are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans. The Master Trust is authorized to charge and collect from the fund expenses incurred, unless such expenses are paid directly by the Company.

The investments of the Master Trust as of December 31, 2010 are summarized as follows:

2010
Investments, at fair value:
Registered investment companies	$293,267,400
Collective trusts	80,756,960
Tenneco Inc. common stock	104,561,736

Total investments at fair value	478,586,096

Adjustment from fair value to contract value for interest in collective trust related to fully benefit-responsive investment contracts	(1,202,311)

Net assets of the Tenneco Defined Contribution Plans Master Trust at contract value	$477,383,785

Plan’s interest in net assets of the Master Trust at fair value	$302,118,567

Plan’s interest in net assets of the Master Trust at contract value	$301,404,536

Plan’s interest in net assets of the Master Trust as a percentage of the total at contract value	63%

The net investment earnings of the Master Trust for the year ended December 31, 2011, is summarized below:

Dividend and interest income	$8,101,140

Net depreciation in fair value of investments:
Registered investment companies	(10,344,265)
Tenneco Inc. common stock	(24,963,723)

Net depreciation in fair value of investments	(35,307,988)

Net investment loss of Master Trust	$(27,206,848)

I.	Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2011 and 2010, is as follows:

	2011	2010
Net assets available for benefits per the financial statements	$448,987,865	$306,240,246
Less amounts allocated to withdrawing participants	(90,921)	(50,000)
Add adjustment from contract value to fair value for interest in collective trust fund related to fully benefit-responsive contracts	1,789,701	714,031

Net assets available for benefits per Form 5500	$450,686,645	$306,904,277

A reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2011, to Form 5500 is as follows:

Net Investment loss per the financial statements	$(21,073,535)
Add adjustment from contract value to fair value for interest in collective trust fund related to fully benefit-responsive contracts for 2011	1,789,701
Less adjustment from contract value to fair value for interest in collective trust fund related to fully benefit-responsive contracts for 2010	(714,031)

Net Investment loss per Form 5500	$(19,997,865)

A reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2011, to Form 5500 is as follows:

Benefits paid to participants per the financial statements	$24,343,946
Add amounts allocated to withdrawing participants at December 31, 2011	90,921
Less amounts allocated to withdrawing participants at December 31, 2010	(50,000)

Benefits paid to participants per Form 5500	$24,384,867

Supplemental Schedule

The Tenneco Employee Stock Ownership Plan for Salaried Employees

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

SECURITY DESCRIPTION	SHARES / PAR VALUE	MARKET VALUE

REGISTERED INVESTMENT COMPANIES

AMERICAN FUNDS AMCAP FUND	1,574,587	29,743,941

AMERICAN FUNDS EUROPACIFIC GROWTH FUND	1,330,103	46,726,505

FIDELITY LOW-PRICED STOCK FUND	49,913	1,783,398

GOLDMAN SACHS CORE U.S. EQUITY FUND	97,106	2,372,309

GOLDMAN SACHS GOVERNMENT INCOME FUND	367,241	5,662,524

LAZARD EMERGING MARKETS FUND	341,041	5,729,487

LORD ABBETT SMALL-CAP VALUE	344,138	10,940,156

MSIF MID CAP GROWTH FUND	267,649	8,810,996

PNC MID CAP VALUE FUND	89,039	1,047,994

SCUDDER RREEF REAL ESTATE SECURITIES FUND	154,415	2,932,342

T ROWE PRICE RETIREMENT 2010 FUND	39,163	588,223

T ROWE PRICE RETIREMENT 2015 FUND	182,316	2,111,224

T ROWE PRICE RETIREMENT 2020 FUND	137,054	2,180,536

T ROWE PRICE RETIREMENT 2025 FUND	228,754	2,648,973

T ROWE PRICE RETIREMENT 2030 FUND	133,326	2,205,215

T ROWE PRICE RETIREMENT 2035 FUND	170,403	1,986,896

T ROWE PRICE RETIREMENT 2040 FUND	70,447	1,167,300

T ROWE PRICE RETIREMENT 2045 FUND	142,955	1,576,790

T ROWE PRICE RETIREMENT INCOME FUND	288,523	3,753,736

VANGUARD INSTITUTIONAL INDEX FUND INSTITUTIONAL SHARES FUND	602,494	69,310,868

VANGUARD TOTAL BOND MARKET INDEX FUND	4,494,645	49,566,507

VANGUARD SELECTED VALUE FUND	345,131	6,415,988

VANGUARD WINDSOR II FUND	367,176	16,798,292

TOTAL REGISTERED INVESTMENT COMPANIES		276,060,199

COMMON STOCKS

TENNECO COMMON STOCK	2,747,805	83,353,448

TOTAL COMMON STOCKS		83,353,448

COLLECTIVE TRUSTS

MELLON STABLE VALUE FUND*	78,396,388	78,396,388

TOTAL COLLECTIVE TRUSTS		78,396,388

LOANS TO PARTICIPANTS

LOANS TO PARTICIPANTS*	12,161,371	12,161,371

TOTAL LOANS TO PARTICIPANTS		12,161,371

TOTAL INVESTMENTS		449,971,406

*	Party-in-interest.

Note that cost information is not applicable as Plan investments are participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Tenneco Inc. Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

THE TENNECO EMPLOYEE STOCK OWNERSHIP PLAN FOR SALARIED EMPLOYEES

Date: June 28, 2011	/s/ BARBARA A. KLUTH
BARBARA A. KLUTH
CHAIRMAN OF TENNECO INC. BENEFITS COMMITTEE

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

23.1	Consent of Grant Thornton LLP